Exhibit 12
AT&T Corp.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Dollars in millions)

For the Nine Months
Ended September 30, 2005

Income before income taxes	$2,193
Add: fixed charges, excluding capitalized interest	643

Total earnings before income taxes and fixed charges	$2,836

Fixed Charges:
Total interest expense	$538
Capitalized interest	16
Interest portion of rental expense	105

Total fixed charges	$659

Ratio of earnings to fixed charges	4.3